SABA SOFTWARE, INC.

2400 Bridge Parkway

Redwood Shores, California 94065

December 22, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saba Software, Inc.
Registration Statement on Form S-3 (No. 333-125778)

Ladies and Gentlemen:

Saba Software, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement to become effective at 3:00 p.m. (EDT) on Friday, December 23, 2005 or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SABA SOFTWARE, INC.

By:	/s/ Peter E. Williams, III
Peter E. Williams, III
Chief Financial Officer